EATON & VAN WINKLE LLP
                            3 Park Avenue, 16th Floor
                            New York, New York 10016

Vincent J. McGill                                    Direct Dial: (212) 561-3604
Partner                                                   Email: VMcGill@EVW.com

                                  July 18, 2006

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 0408
100 F Street, N.E.
Washington, D.C. 20549

      Re:   Gales Industries Incorporated,
            f/k/a Ashlin Development Corporation (the "Company" or the "Registrant"); Commission's Comment Letter (the "Comment Letter"), dated July 7, 2006, re Amendment No. 1 to Form SB-2 of the Company, filed June 16, 2006;
            File No.: 333-131709 (the "Registration Statement")

Dear Sirs:

      On behalf of the referenced Company, we are writing in response to the referenced Comment Letter from the Commission's Division of Corporation Finance (Todd K. Schiffman, Assistant Director) to the Company. The Company is filing herewith a second amended Registration Statement on Form SB-2/A (the "Second Amended SB-2") which addresses all of the Staff's comments in the Comment Letter. For ease of reference, each of the comments of the staff is set forth below, together with the related response. Any capitalized terms used in this response letter have the meanings assigned to them in the Second Amended SB-2. The sections of the prospectus and page numbers referred to in the below responses, unless otherwise noted, refer to such sections and page numbers in the Second Amended SB-2.

General

      1. From the information presented in the financial statements of Original Gales prior to the acquisition of AIM and AIM's financial statements, it appears AIM can be considered your predecessor under RC 405 as you have succeeded to substantially all of the business of AIM, and your operations prior to the acquisition of AIM were insignificant relative to the operations acquired. We note that you have presented separate audited financial statements of AIM as of

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Securities and Exchange Commission
July 18, 2006
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            and for the 11-month period end November 30, 2005, and the years ended December 31, 2004 and 2003. Please note that Item 310 of Regulation S-B requests the presentation of the financial statements of the company (Gales) and its predecessors and revise the financial statements and disclosures throughout your filing to specifically comply with this guidance.

            The Registrant, Gales Industries, agrees that AIM is a predecessor entity. For that reason, there are included in the Registration Statement all of the financial statements of AIM required by Item
            310. For a variety of reasons, including the fact that the enterprise went from being private to public, the change in management and the change in auditors, the Registrant felt that it was appropriate to present the financial statements in the order in which they appear in the Registration Statement. In future filings the Registrant will present the financial information in the more traditional format, that is, in columns side by side. Given the Registrant's reasons for presenting the financial statements in the manner in which they are presented in the Registration Statement and the difficulty of reformatting, the Registrant requests that, for purposes of the Registration Statement, the Registrant be allowed to present the financial statements in their current format. Please note, the Registration Statement has been amended at pages 7, 17, 25, F-38, F-39, F-53 and F-54 to clearly indicate that AIM is a predecessor entity.

      2. As a related matter, please refer to our prior comment 16. While the previously issued audit report of a non-issuer involved in a reverse merger would generally not be required to refer to PCAOB standards, this exemption does not apply to reports issued after the financial statements become those of the registrant. As AIM is the predecessor of Gales, and as the Ashlin transaction has already taken place, the audit reports for AIM that are included in this filing should refer to PCAOB standards. Please revise accordingly.

            The audits of AIM concluded after the date of the merger were conducted in accordance with the PCAOB standards and the reports of Bildner & Giannasco LLP have been revised accordingly. (Pages F-40 and F-55.)

Financial Statements

Gales Industries Incorporated

Note 8 - Employee Benefit Plans, Page F-28

      3. Please provide the applicable disclosures required under paragraphs 12 and 13 of SFAS 132(R) with regard to your contributions to the Union for medical benefits.

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Securities and Exchange Commission
July 18, 2006
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            The disclosures required under paragraphs 12 and 13 of SFAS 132(R)
            have been included in Note 8 on pages F-28, F-51 and F-65.

Note 12-- Stock Based Compensation Arrangements, page F-31

      4. Refer to our previous comment 55. Please tell us more about how you determined the "date of grant" and the "current stock prices used" for the options discussed in Appendix 55 of your most recent response and provide us with your basis in GAAP for your determinations. Specifically, if you entered into the employment agreements in September of 2005, the agreements became effective and the options were "issued" in November of 2005 and shareholder approval of the plan was completed as of February 15, 2006, please explain how your determination of the individual "grant" dates complies with the guidance in SFAS 123(R). In addition, please tell us how you selected the thirty days ended December 15, 2005 as the measure of the "current stock price" to be used for these options pursuant to SFAS 123(R). Finally, when you refer to the "Big Charts" from which prices were retrieved, we assume that you are referring to prices quoted on the OTC bulletin board as presented on page 50. Please advise. We may have further comments upon review of your response.

            SFAS 123(R) requires that stock options be measured at the grant date, as defined in SFAS 123(R). The grant date is defined pursuant to SFAS 123(R) as the date at which the employer and employee reach a mutual understanding of the key terms and conditions of the stock option award, provided that, at such date, the employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the employer's equity shares. Awards having an exercise price based on a future market price would have a grant date at the time those future stock prices occur (see SFAS 123(R), paragraph
            A78).

            The Registrant accounted for the stock options pursuant to the guidance noted above. The employment agreements were entered into in September 2005, but were not effective until the completion of the acquisition and merger which both occurred on November 30, 2005. The employment agreements granted options with specified future measurement and vesting dates. A portion of each option vested on November 30, 2005 with an exercise price of 22 cents. The exercise price of the remaining portions of each option will be the higher of 22 cents or the average share price on 30 future specified dates as defined in the agreement. The exercise price of those portions of such options will be determined on December 15, 2005, September 15, 2006, September 15, 2007 and September 15, 2008. Such portions vest on September 15, 2006, September 15, 2007, September 15, 2008 and September 15, 2009, respectively. Accordingly, for financial reporting purposes, the Registrant treated these options as separate grants to be expensed in the future because the award calls for the exercise price to be set in the future and the recipient will not benefit from or be adversely affected by changes in the price of the shares until then. Effective January 1, 2006, the Registrant will charge operations over the period of service as required by SFAS 123(R). February 15, 2006 is not applicable to the valuation issue as these options were originally outside of the Registrant's stock incentive plan and not subject to shareholder approval.

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Securities and Exchange Commission
July 18, 2006
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            For purposes of determining the value of the options, as described in Appendix 55 to the letter filed together with the first amendment to the Registration Statement, the Company relied upon the average of the closing of the stock price for the thirty days ended December 15, 2005. Prior to completion of the reverse merger, the Registrant (then Ashlin Development) had no assets and was trading at a price below the effective offering price of the securities sold in Original Gales' private placement. The Registrant determined that it was more appropriate to rely upon the thirty day average, as opposed to the price on December 1, 2005, to value the options, as that allowed the price of the stock, which was highly volatile, in the public market to absorb and reflect the acquisition of AIM.

            The "Big Charts" referred to in Appendix 55 are prices as quoted on the OTC Bulletin Board.

      5. As a related matter, we note that your Note 12 to Gales financial statements contains presentations such as "Granted and Reserved For Grants" related to the options referenced above. Please explain the meaning of "reserved for grant" and the reasons why it is appropriate to include these "reserved" options in your tables and schedules of "granted" options. We assume that you are not yet contingently obligated to issue equity instruments or transfer assets to an employee who renders the requisite service as specified in the definition of the "grant date" in Appendix E of SFAS 123(R). Please confirm. Please also tell us whether these are contingent options and/or there are other conditions that effect the vesting or exercisability of these options such as service, market or performance conditions. We may have further comments upon review of your response.

            The Registrant is deleting the reference to options reserved for grant in the table presented in note 12 to the December 31, 2005 Gales financial statements. As discussed in the response to Comment 4 above, and as noted in the table, the award for these options calls for the exercise price to be determined in the future and the period of services during which these options will be expensed will commence when the exercise price is set. These options are not contingent and, apart from traditional vesting requirements, there are no other conditions, such as performance conditions, that affect these options.

Air Industries Machining Corp. Financial Statements

Consolidated Statement of Income and Retained Earnings, page F-43 and F-58

      6. We note the addition of pro forma information to your income statement in response to our previous comment 23. We also note from your disclosure on page 25 that you used an effective rate of 40.2%. Please revise the footnoted explanation on the face of your income statement to include such rate and how the appropriateness of such rate was determined.

            The requested disclosure has been made at pages F-43 and F-58.

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Securities and Exchange Commission
July 18, 2006
Page -5-

Other

      7. Please update the financial statement and related disclosures included in the Company's Form SB-2 registration statement in accordance with Item 310 (g) of Regulation S-B.

            The financial statements and related disclosures currently in the Registration Statement include all periods required by Item 310(g).

      8. Please include currently dated consents of the independent accountants.

            Appropriately dated consents have been included in the Registration Statement.

      9. To facilitate our review, please clearly mark all changes in your next amendment, including those changes made in the financial statements. Alternatively, please provide us with a written list, by page number, of all changed items in the amendment.

      The Company has directed us to confirm to the Commission that:

            >> the company is responsible for the adequacy and accuracy of the disclosures in its filings, including the Seconded Amended SB-2;

            >> the Staff's comments, or changes to our disclosure in response to the Staff's comments, do not foreclose the Commission from taking any action with respect to the Company's filings, including the Second Amended SB-2; and

            >> the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Very truly yours,


                                                     /s/ Vincent J. McGill

VJM:rs